

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2021

James Garner
Chief Executive Officer
KAZIA THERAPEUTICS LTD
Level 24, Three International Towers
300 Barangaroo Avenue
Sydney, NSW, 2000, Australia

      **Re:  KAZIA THERAPEUTICS LTD**
          **Registration Statement on Form F-3**
          **Filed September 1, 2021**
          **File No. 333-259224**

Dear Dr. Garner :

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael Davis at 202-551-4385 or Laura Crotty at 202-551-7614 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc:    Andrew Reilly